Notice to LSE Total Voting Rights and Issued Capital 1 May 2025 In accordance with the Financial Conduct Authority’s (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Rio Tinto plc notifies the market that as of 30 April 2025: 1. Rio Tinto plc’s issued share capital comprised 1,255,976,743 Ordinary shares of 10p each, each with one vote. 2. 1,947,902 Ordinary shares of 10p each are held in treasury. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings. Accordingly the total number of voting rights in Rio Tinto plc is 1,254,028,841. This figure may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Rio Tinto plc under the FCA’s Disclosure Guidance and Transparency Rules. Note: As at the date of this announcement: (a) Rio Tinto plc has also issued one Special Voting Share of 10p and one DLC Dividend Share of 10p in connection with its dual listed companies (‘DLC’) merger with Rio Tinto Limited which was designed to place the shareholders of both companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both companies; (b) the Special Voting Share facilitates joint voting by shareholders of Rio Tinto plc and Rio Tinto Limited on joint electorate resolutions; and (c) there are 371,216,214 publicly held Rio Tinto Limited shares in issue which do not form part of the share capital of Rio Tinto plc. LEI: 213800YOEO5OQ72G2R82 Classification: 2.5 Total number of voting rights and capital disclosed under article 15 of the Transparency Directive EXHIBIT 99.1

Notice to LSE 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com 0BMedia Relations, 1BUnited Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 2BMedia Relations, 3BAustralia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 4BMedia Relations, 5BCanada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 6BMedia Relations, 7BUS Jesse Riseborough M +1 202 394 9480 8BInvestor Relations, 9BUnited Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 10BInvestor Relations, 11BAustralia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 12BRio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 13BRio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com